Condensed consolidated interim financial statements
September 30, 2016
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Revenues	3	55,964	80,067	169,237	227,886
Cost of sales
Production costs	4	(44,398)	(59,984)	(161,139)	(179,207)
Depletion and amortization	4	(16,067)	(14,120)	(43,715)	(36,685)
Earnings (loss) from mining operations		(4,501)	5,963	(35,617)	11,994

General and administrative		(2,347)	(2,842)	(9,198)	(10,794)
Share-based compensation	14b	(249)	(272)	(2,242)	(1,546)
Exploration and evaluation		(479)	(157)	(1,728)	(692)
Gain (loss) on derivatives	5	(32)	1,280	(2,027)	12,292
Other income (expenses)	7	183	83	(4,476)	948
Income (loss) before financing costs and income taxes		(7,425)	4,055	(55,288)	12,202

Finance expenses	6	(7,964)	(6,881)	(21,979)	(19,490)
Finance income		279	290	787	1,114
Foreign exchange gain (loss)		(4,830)	(15,093)	16,397	(33,238)
Loss before income taxes		(19,940)	(17,629)	(60,083)	(39,412)

Income tax recovery (expense)	8	4,330	(93)	23,574	501
Net loss for the period		(15,610)	(17,722)	(36,509)	(38,911)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale financial assets	9	(519)	(50)	879	(1,787)
Foreign currency translation reserve		1,626	4,078	(6,235)	8,303
Total other comprehensive income (loss) for the period		1,107	4,028	(5,356)	6,516

Total comprehensive loss for the period		(14,503)	(13,694)	(41,865)	(32,395)

Earnings (loss) per share
Basic		(0.07)	(0.08)	(0.16)	(0.18)
Diluted		(0.07)	(0.08)	(0.16)	(0.18)

Weighted average shares outstanding (thousands)
Basic		221,835	221,809	221,822	221,809
Diluted		221,835	221,809	221,822	221,809

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Operating activities
Net income (loss) for the period		(15,610)	(17,722)	(36,509)	(38,911)
Adjustments for:
Depletion and amortization		16,066	14,140	43,799	36,751
Income tax expense (recovery)	8	(4,330)	93	(23,574)	(501)
Share-based compensation expense	14b	253	293	2,300	1,643
(Gain) loss on derivatives	5	32	(1,280)	2,027	(12,292)
Finance expenses (income)		7,685	6,591	21,192	18,376
Unrealized foreign exchange loss (gain)		5,090	15,764	(16,587)	34,186
Write-down of marketable securities		-	419	-	419
Deferred electricity payments	13	3,706	-	8,505	-
Other operating activities		(76)	-	(108)	(21)
Net change in non-cash working capital	16	(20,309)	1,331	(16,855)	10,186
Cash provided by (used for) operating activities		(7,493)	19,629	(15,810)	49,836

Investing activities
Purchase of property, plant and equipment	11	(4,423)	(4,560)	(10,427)	(12,378)
Purchase of copper put options	5	(1,824)	(3,865)	(2,752)	(5,278)
Proceeds from the sale/settlement of derivatives		594	1,429	2,946	18,791
Other investing activities		76	(459)	488	17
Cash provided by (used for) investing activities		(5,577)	(7,455)	(9,745)	1,152

Financing activities
Proceeds from senior secured credit facility	12b	-	-	93,605	-
Financing costs	12	-	-	(4,346)	-
Repayment of Curis secured loan	12a	-	-	(43,767)	-
Repayment of capital leases and equipment loans		(4,453)	(3,251)	(12,076)	(10,381)
Proceeds from equipment loan		-	5,625	-	5,625
Interest paid		(649)	(845)	(11,864)	(11,853)
Common shares issued on exercise of stock options		3	-	10	-
Cash provided by (used for) financing activities		(5,099)	1,529	21,562	(16,609)

Effect of exchange rate changes on cash and equivalents		539	2,543	(411)	3,423
Increase (decrease) in cash and equivalents		(17,630)	16,246	(4,404)	37,802
Cash and equivalents, beginning of period	2d	81,747	67,355	68,521	45,799
Cash and equivalents, end of period		64,117	83,601	64,117	83,601

Supplementary cash flow information.	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2016	2015

ASSETS
Current assets
Cash and equivalents	2d	64,117	68,521
Accounts receivable		16,079	13,199
Other financial assets	9	1,764	1,602
Inventories	10	51,257	40,621
Prepaids		1,932	1,617
		135,149	125,560

Other financial assets	9	48,814	48,185
Property, plant and equipment	11	776,613	794,758
Other asset		15,985	15,985
Goodwill		5,408	5,706
		981,969	990,194

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		30,009	30,143
Current income tax payable		317	1,038
Current portion of long-term debt	12	16,834	59,801
Interest payable		9,319	4,469
		56,479	95,451

Long-term debt	12	364,047	305,401
Provision for environmental rehabilitation ("PER")		143,224	124,445
Deferred tax liabilities		69,846	94,113
Other financial liabilities	13	17,340	444
		650,936	619,854

EQUITY
Share capital	14	417,958	417,944
Contributed surplus		45,102	42,558
Accumulated other comprehensive income ("AOCI")		10,226	15,582
Retained earnings (deficit)		(142,253)	(105,744)
		331,033	370,340
		981,969	990,194

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

				Retained
	Share	Contributed		earnings
	capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2015	417,944	40,890	6,833	(43,392)	422,275
Share-based compensation	-	1,268	-	-	1,268
Total comprehensive income (loss) for the period	-	-	6,516	(38,911)	(32,395)
Balance at September 30, 2015	417,944	42,158	13,349	(82,303)	391,148

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants	-	830	-	-	830
Exercise of options	14	(4)	-	-	10
Share-based compensation	-	1,718	-	-	1,718
Total comprehensive income (loss) for the period	-	-	(5,356)	(36,509)	(41,865)
Balance at September 30, 2016	417,958	45,102	10,226	(142,253)	331,033

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2016 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 27, 2016.

(b) Use of judgements and estimates

In preparing these interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2015.

(c) New accounting standards

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments did not have an impact the Company’s financial statements as revenue-based depreciation or amortization methods are not used.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(c) New accounting standards (continued)

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at September 30, 2016. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

  IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

  On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The impact of adoption of the standard has not yet been determined.

  In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. IFRS 16 completes the IASB’s project to improve the financial reporting of leases. IFRS 16 replaces the previous leases Standard, IAS 17 Leases and related interpretations. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

(d) Changes in accounting policies and disclosures

As at September 30, 2016, the Company reclassified certain cash amounts from a current to a non-current classification to reflect the restricted nature of the cash. The December 31, 2015, amounts have also been reclassified from current to non-current for comparative purposes (Note 9).

3. REVENUE

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Copper concentrate	60,515	86,943	184,025	244,511
Copper cathode	-	1,242	-	2,211
Total copper sales	60,515	88,185	184,025	246,722
Molybdenum concentrate	711	304	711	5,114
Silver contained in copper concentrate	1,128	1,010	2,970	2,749
Total gross revenue	62,354	89,499	187,706	254,585
Less: Treatment and refining costs	(6,390)	(9,432)	(18,469)	(26,699)
Revenue	55,964	80,067	169,237	227,886

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

4. COST OF SALES

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Site operating costs	52,930	58,348	159,146	174,123
Transportation costs	3,544	4,415	11,149	13,271
Changes in inventories of finished goods and ore stockpiles	(12,076)	(2,779)	(9,156)	(8,187)
Production costs	44,398	59,984	161,139	179,207
Depletion and amortization	16,067	14,120	43,715	36,685
Cost of sales	60,465	74,104	204,854	215,892

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, depletion and amortization.

5. DERIVATIVE INSTRUMENTS

During the three months ended September 30, 2016, the Company purchased additional copper put option contracts for 30 million pounds of copper for the third and fourth quarter of 2016 and January 2017. The total cost of these contracts was $1,824. The Company received cash proceeds of $594 from copper put options that matured in the third quarter of 2016. The fair value of the outstanding options at September 30, 2016 is summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value asset
At September 30, 2016
Commodity contracts
Copper put option contracts	15 million lbs	US$2.10/lb	Q4 2016	313
Copper put option contracts	5 million lbs	US$2.10/lb	January 2017	266
				579

The following table outlines the gains (losses) associated with derivative instruments:

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Realized gain (loss) on copper put options	18	1,216	(986)	14,469
Unrealized gain (loss) on copper put options	(567)	64	(567)	(2,177)
Change in fair value of derivative liabilities (Note12b)	517	-	(474)	-
	(32)	1,280	(2,027)	12,292

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

6. FINANCE EXPENSES

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Interest expense	7,385	6,247	20,166	17,579
Accretion on PER	579	634	1,813	1,911
	7,964	6,881	21,979	19,490

7. OTHER (INCOME) EXPENSES

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Special shareholder meeting costs	81	-	4,873	-
Other financing costs	-	-	616	-
Management fee income	(224)	(311)	(678)	(886)
Other operating income	(40)	(191)	(303)	(282)
Gain on sale of property, plant and equipment	-	-	(32)	(199)
Write-down of marketable securities	-	419	-	419
	(183)	(83)	4,476	(948)

During the nine month period ended September 30, 2016, the Company has incurred total costs of $4,873 on legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation.

8. INCOME TAX

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
Current expense (recovery)	-	340	-	794
Deferred expense (recovery)	(4,330)	(247)	(23,574)	(1,295)
	(4,330)	93	(23,574)	(501)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

9. OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2016	2015
Current:
Marketable securities	1,185	931
Copper put option contracts (Note 5)	579	671
	1,764	1,602
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits	30,981	30,352
Cash (Note 2d)	7,500	7,500
	48,814	48,185

For the three and nine months ended September 30, 2016 and 2015, unrealized gains and losses from the mark-to-market of marketable securities and reclamation deposits have been recorded in other comprehensive income (loss). These assets are classified as available-for-sale financial assets (Note 18).

The subscription receipts relate to an investment in a privately held company with a director in common, and will be convertible into units comprised of shares, or shares and warrants.

The cash relates to security for an irrevocable standby letter of credit that has been provided to the Ministry of Finance as security for reclamation obligations at the Gibraltar Mine.

10. INVENTORIES

	September 30,	December 31,
	2016	2015
Ore stockpiles	13,901	7,678
Copper concentrate	8,822	6,030
Molybdenum concentrate	142	-
Materials and supplies	28,392	26,913
	51,257	40,621

At September 30, 2016, a write-down of $7,277 (December 31, 2015 - $6,648) was recorded through cost of sales in order to value ore stockpile inventory at net realizable value.

11. PROPERTY, PLANT AND EQUIPMENT

During the three month period ended September 30, 2016, the Company capitalized stripping costs of $199 and incurred other capital expenditures for Gibraltar of $2,560. In addition, the Company capitalized development costs of $1,394 for the Florence Copper and $353 for the Aley Niobium projects. The Company also capitalized interest of $1,352 and incurred depletion and amortization in mining operations of $16,067 for the three month period ended September 30, 2016.

During the nine month period ended September 30, 2016, the Company capitalized stripping costs of $3,128 and incurred other capital expenditures for Gibraltar of $3,849. In addition, the Company capitalized development costs of $3,296 for the Florence Copper and $542 for the Aley Niobium projects. The Company also capitalized interest of $3,935 and incurred depletion and amortization in mining operations of $43,715 for the nine month period ended September 30, 2016.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

12. DEBT

	September 30, 2016		December 31, 2015

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Curis secured loan (Note 12a)	-	-	42,877	42,877
Capital leases	8,319	8,782	7,648	8,181
Secured equipment loans	8,515	8,362	9,276	8,236
	16,834	17,144	59,801	59,294
Long-term:
Senior notes	260,024	168,205	273,876	139,507
Senior secured credit facility (Note 12b)	85,190	85,648	-	-
Capital leases	13,872	14,644	19,941	21,329
Secured equipment loans	4,961	4,936	11,584	12,561
	364,047	273,433	305,401	173,397

(a) Curis secured loan

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November 2014, the Company assumed Curis’s secured loan agreement with RK Mine Finance Trust I (“Red Kite”).

On February 1, 2016, the Company repaid the full outstanding principal and accrued interest in the amount of $43,767 with proceeds from a new senior secured credit facility (Note 12b).

(b) Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Facility. The Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no commitment fees on the undrawn portion of the Facility. The Facility matures on March 29, 2019, as the Company exercised its option and paid an extension fee in June 2016. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

The Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million. As at September 30, 2016, the Company is in compliance with these covenants.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay the Curis secured loan (Note 12a) and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the second quarter of 2016.

In connection with the Facility, the Company has issued a call option for 7,500 MT of copper with a strike price of US$2.04/lb. The call option matures in March 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. The initial fair value of the copper call option was estimated to be $6,081 and was revalued at $6,989 as at September 30, 2016 (Note 5). In addition, an embedded derivative liability has been recognized in relation to the interest rate floor (minimum LIBOR of 1%). The initial fair value of this embedded derivative was estimated to be $1,253 and was revalued at $819 as at September 30, 2016 (Note 5).

The Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share in connection with the Facility. The fair value of the warrants was estimated to be $830 at the date of grant.

As at September 30, 2016 the Company had incurred total deferred debt financing costs of $12,510, which includes the initial fair value of the copper call option, warrants and embedded derivative, the arrangement fee, the extension fee and other transaction costs. These costs were initially deferred and subsequently reclassified to the loan on a pro-rata basis as loan amounts were drawn down, and are being amortized over the life of the loan using the effective interest rate method.

Carrying Value
September 30,
2016
Outstanding principal (US$70 million)	91,819
Accrued interest	4,231
Loan obligation	96,050
Deferred financing costs, net of accretion	(10,860)
Senior secured credit facility	85,190

13. OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2016	2015
Long-term:
Derivative liability - copper call option (Note 12b)	6,989	-
Derivative liability - interest rate floor (Note 12b)	819	-
Amounts payable to BC Hydro	8,505	-
Deferred share units (Note 14b)	1,027	444
	17,340	444

For the nine month period ended September 30, 2016, the Company has deferred electricity payments of $8,505 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine is able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule if the average copper price during the preceding month exceeds a threshold amount. Any remaining deferred balance will be repayable at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

14. EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2016	221,809
Exercise of share options	27
Common shares outstanding at September 30, 2016	221,836

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-based compensation

	Number of
(thousands of options)	Options	Average price
Outstanding at January 1, 2016	11,557	$2.55
Granted	2,601	0.38
Exercised	(27)	0.38
Forfeited	(216)	1.31
Expired	(1,845)	5.04
Outstanding at September 30, 2016	12,070	$1.73

During the nine month period ended September 30, 2016, the Company granted 2,601,000 (2015 – 2,680,000) share options to directors, executives and employees. The total fair value of options granted was $442 (2015 – $1,018) based on a weighted average grant-date fair value of $0.17 (2015 – $0.38) per option.

Weighted average assumptions used in calculating fair value of options granted during the nine month period ended September 30, 2016 were as follows:

Nine months ended
September 30, 2016
Expected forfeiture rate (%)	0%
Expected share price volatility (%)	52%
Risk free interest rate (%)	0.57%
Expected dividend yield (%)	0%
Expected life (years)	4.49

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:
	DSUs	PSUs
Outstanding at January 1, 2016	915,371	461,500
Granted	714,000	1,349,292
Settled	-	(59,426)
Forfeited	-	(44,574)
Outstanding at September 30, 2016	1,629,371	1,706,792

During the nine month period ended September 30, 2016, 714,000 DSUs were issued to directors (2015 - 816,000) and 1,349,292 (2015 - 461,500) PSUs to senior executives. The fair value of DSUs and PSUs granted was $1,080 (2015 – $1,231), with a weighted average fair value at the grant date of $0.38 per unit for the DSUs (2015 - $0.98) and ranging between $0.38 and $0.74 per unit for the PSUs (2015 - $0.77 and $0.98) .

Grants of PSUs in the nine month period ended September 30, 2016, included 887,792 PSU’s issued to executives in lieu of annual incentive plan payments for 2015. These PSU’s will vest in September 2017 and entitle the holder to a cash or equity payment at that time. All other outstanding PSU awards entitle the holder to a cash or equity payment at the end of a three-year performance period based on the Company’s total shareholder return relative to a peer group of companies.

A total share based compensation expense of $253 and $2,300, respectively, has been recognized for the three and nine month periods ended September 30, 2016 (2015: $293 and $1,643).

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

At September 30, 2016, capital commitments totalled $957 on 100% basis, of which the Company’s share was $718. The Company’s share of operating commitments totalled $18,573 at September 30, 2016.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at September 30, 2016, this debt totaled $35,666 on a 75% basis.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Change in non-cash working capital items
Accounts receivable	(7,190)	3,167	(4,533)	(4,619)
Inventories	(11,364)	(3,127)	(10,636)	(9,890)
Prepaids	318	279	(312)	(668)
Accounts payable and accrued liabilities	(2,165)	(335)	(59)	(2,910)
Interest payable	92	374	(565)	769
Income tax (paid) received	-	973	(750)	27,504
	(20,309)	1,331	(16,855)	10,186
Non-cash investing and financing activities
Derivative liability - copper call option (Note 12b)	-	-	6,081	-
Derivative liability - interest rate floor (Note 12b)	-	-	1,253	-
Share purchase warrants (Note 12b)	-	-	830	-
	-	-	8,164	-

17. RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
		September 30,		September 30
	2016	2015	2016	2015
Hunter Dickinson Services Inc.:
General and administrative expenses	309	292	1,084	1,992
Exploration and evaluation expenses	11	9	31	132
	320	301	1,115	2,124
Gibraltar joint venture:
Management fee income	223	312	677	887
Reimbursable compensation expenses and
third party costs	(4)	23	101	87
	219	335	778	974

	Balance due (to) from as at
	September 30,
	2016	2015
Hunter Dickinson Services Inc.	(56)	(89)
Gibraltar Joint Venture	(19)	185

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended September 30, 2016, the Company incurred total costs of $320 (Q3 2015: $301) in transactions with HDSI. Of these, $143 (Q3 2015: $133) related to administrative, legal, exploration and tax services, $107 related to reimbursements of office rent costs (Q3 2015: $98), and $70 (Q3 2015: $70) related to director fees for two Taseko directors who are also principals of HDSI.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

For the nine month period ended September 30, 2016, the Company incurred total costs of $1,115 (2015: $2,124) in transactions with HDSI. Of these, $495 (2015: $740) related to administrative, legal, exploration and tax services, $410 related to reimbursements of office rent costs (2015: $391), and $210 (2015: $210) related to director fees for two Taseko directors who are also principals of HDSI. For the nine month period ended September 30, 2015, the Company also incurred costs of $783 through HDSI related to compensation of Taseko’s CEO who is also a principal of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
September 30, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	579	-	579
Available-for-sale financial assets
Marketable securities	1,185	-	-	1,185
Reclamation deposits	30,981	-	-	30,981
Subscription receipts	-	-	10,333	10,333
	32,166	579	10,333	43,078

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Financial liabilities
Derivative liability - copper call option (Note 12b)	-	6,989	-	6,989
Derivative liability - interest rate floor (Note 12b)	-	819	-	819
	-	7,808	-	7,808
December 31, 2015
Financial assets designated as FVTPL
Copper put option contracts	-	671	-	671
Available-for-sale financial assets
Marketable securities	931	-	-	931
Reclamation deposits	30,352	-	-	30,352
Subscription receipts	-	-	10,333	10,333
	31,283	671	10,333	42,287

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2016.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate. The fair value of the senior secured credit facility, a Level 2 instrument, is determined through discounting future cash flows at an effective interest rate of 13.1% .

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

Some of the Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a third party transaction in the last twelve months.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on revenue and equity for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at September 30,
2016
Copper increase/decrease by US$0.21/lb [1,2]	1,601

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate at September 30, 2016 of CAD/USD 1.3117 was used in the analysis.
2At September 30, 2016, 5.7 million pounds of provisionally priced copper in concentrate sales are subject to final selling price determination at market rates. These provisionally priced sales volumes are therefore exposed to copper price movements during the quotational period.